Ropes & Gray LLP

One Embarcadero Center, Suite 2200

San Francisco, CA 94111

April 29, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Mr. James O’Connor

Re:	Post-Effective Amendment No. 73 to Registration Statement on Form N-1A of RS Investment Trust filed on February 27, 2009 (File Nos. 033-16439 and 811-05159)

Dear Mr. O’Connor:

This letter responds to a comment provided orally by you to the undersigned on April 14, 2009, relating to Post-Effective Amendment No. 73 to the registration statement of RS Investment Trust (the “Trust” or the “Registrant”) on Form N-1A. Post-Effective Amendment No. 73 relates to each series of the Registrant. For convenience of reference, the Securities and Exchange Commission (“SEC”) staff’s comment has been summarized before the response.

1. Comment: For RS Equity Dividend Fund (the “Fund”), since the Principal Investments section states that the Fund may invest “any portion of its assets in foreign securities,” please consider disclosing the percentage of the Fund’s assets invested in foreign securities as of a recent date.

Response: The following revision has been made to the Principal Investments section of the Fund’s Prospectus.

The Fund typically invests most of its assets in the common stocks of U.S. companies, but may also invest any portion of its assets in foreign securities. As of March 31, 2009, 5.9% of the Fund’s net assets were invested in foreign securities.

Should you have any questions, please do not hesitate to call me at (415) 315-6302. Thank you for your assistance.

Very truly yours,

/s/ Matthew Gaarder-Wang

Matthew Gaarder-Wang

cc:	Benjamin L. Douglas, RS Investment Trust

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP